PRESS RELEASE

DEJOUR ENTERPRISES LTD.

                   TSX-V: DJE

FOR IMMEDIATE RELEASE:

                     December 4, 2006

Dr. Michael A. Berry to Join Dejour Board of Advisors

Vancouver, BC Canada December 4, 2006 –Dejour Enterprises Ltd. (TSX-V: DJE, DJE.WT) is pleased to announce the appointment of Dr. Michael Berry to its Board of Advisors, consulting to the Company on financial affairs.

Dr. Berry is a pioneer in the emerging field of “discovery investing” – investing in companies that focus on discovering natural resources or developing new medical and high technology.  In 1999, he recognized the global commodity cycle and developed techniques for wealth creation through discovery in energy and mining companies.

Previously, Dr. Berry successfully managed small and mid cap value funds for Heartland Advisors and Kemper Scudder. His research in the study of behavioural strategies for investing has been published in numerous academic and practitioner journals.

Dr. Berry was a professor of investments at the Darden School, University of Virginia, and has held the Wheat First Endowed Chair at James Madison University.  He publishes daily ‘Morning Notes by Michael Berry’, discussing geopolitics and their effect on capital markets.  His contact information is isa529@aol.com.

“Mike Berry is an inspiration in the field of discovery investing. He has provided Dejour management with enlightened insight focused on the needs and opportunities of the public market states Robert L. Hodgkinson, Chairman and CEO. “It is anticipated that Dr. Berry will greatly assist Dejour to maximize market exposure as Company energy strategies continue to evolve.”

Mr. Berry’s contract with Dejour will span an initial term of two years, and include 200k options vesting over that period, with a monthly retainer subject to certain provisions.

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia
Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com

www.dejour.com

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